SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY


             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

          The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                          John D. McLanahan, Esq.
 Financial Vice President                       Troutman Sanders LLP
   The Southern Company                      600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                           Suite 5200
  Atlanta, Georgia  30303                   Atlanta, Georgia  30308-2216



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                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions
         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern proposes to organize and acquire all of the common stock of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through March 31, 2001 involving the issuance and sale of up to an aggregate of $1,000,000,000 in any combination of Preferred Securities, Debt Securities and Preferred Stock, all as described herein. Southern further proposes that it may effect directly (i.e., without the Financing Subsidiary) any such transaction involving Preferred Securities or Debt Securities as described herein.
         Financing Subsidiary
         1.1 Southern will acquire all of the outstanding shares of common stock of the Financing Subsidiary for amounts (inclusive of capital contributions that may be made from time to time to the Financing Subsidiary by Southern) aggregating up to 35% of the total capitalization of the Financing Subsidiary. The business of the Financing Subsidiary will be limited to effecting the financing transactions described herein. In connection with such financing transactions, Southern will enter into one or more guarantee or credit support agreements in favor of the Financing Subsidiary.

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         Preferred Securities
         1.2 In connection with the issuance of Preferred Securities (as hereinafter defined), Southern or the Financing Subsidiary proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Delaware or other jurisdiction considered advantageous by Southern, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Delaware or other jurisdiction considered advantageous by Southern, (c) a business trust under the laws of the State of Delaware or other jurisdiction considered advantageous by Southern or
(d) any other entity or structure, foreign or domestic, that is considered advantageous by Southern. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as a limited liability company, Southern or the Financing Subsidiary may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with the requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, Southern or the Financing Subsidiary also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

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         The respective Special Purpose Subsidiaries then will issue and sell at any time or from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation preference per security.
         1.3 Southern, the Financing Subsidiary and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other equity interests, as the case may be, of any Special Purpose Subsidiary for an amount up to 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (the aggregate of such investment by Southern, the Financing Subsidiary and/or an Investment Sub being herein referred to as the "Equity Contribution"). The Financing Subsidiary may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, the Financing Subsidiary may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to the Financing Subsidiary (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and the Financing Subsidiary will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.

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         1.4 Southern or the Financing Subsidiary may also guarantee
(individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has declared dividends or distributions out of funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary and (iii) certain additional amounts that may be payable in respect of such Preferred Securities.
         1.5 Each Note will have a term of up to 50 years. Prior to maturity, the Financing Subsidiary will pay only interest on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and

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dividends or distributions on the common stock or the general partnership or other equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, the Financing Subsidiary may have the right to defer payment of interest on any issue of Notes for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by the Financing Subsidiary with respect thereto. The Preferred Securities may be convertible or exchangeable into common stock of Southern.
         1.6 The Notes and related Guaranties will be subordinate to all other existing and future indebtedness for borrowed money of the Financing Subsidiary and may have no cross-default provisions with respect to other indebtedness of the Financing Subsidiary -- i.e., a default under any other outstanding indebtedness of the Financing Subsidiary would not result in a default under any Note or Guaranty. However, Southern and/or the Financing Subsidiary may be prohibited from declaring and paying dividends on its outstanding capital stock and pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

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         1.7 It is expected that the Financing Subsidiary's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Southern (and any Investment Sub) will be deemed to have received distributions in respect of their ownership interests in the respective Special Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of Southern) at a price equal to their par or stated value or liquidation preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that (x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by the Financing Subsidiary on the related Notes are not deductible by the Financing Subsidiary for income tax purposes, or (z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. The Financing Subsidiary also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.


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         In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, the Financing Subsidiary's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, the Financing Subsidiary may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.
         1.8 In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

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         1.9 The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to the Financing Subsidiary or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.
         Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Southern, the Financing Subsidiary and/or its Investment Sub (or permitted successor), and that Southern or the Financing Subsidiary (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

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         Debt Securities
         1.10 Southern proposes that, in addition to, or as an alternative to, any Preferred Securities financing as described hereinabove, the Financing Subsidiary may issue and sell Notes directly to investors without an intervening Special Purpose Subsidiary. It is proposed that any Notes so issued will be unsecured, may be either senior or subordinated obligations of the Financing Subsidiary, may be convertible or exchangeable into common stock of Southern or Preferred Securities, and otherwise will have terms and provisions substantially as described hereinabove.

         Preferred Stock
         1.11 It is proposed that the Financing Subsidiary may issue and sell from time to time shares of its preferred stock (the "Preferred Stock"). Any such issue of Preferred Stock will have a specified par or stated value per share and, in accordance with applicable state law, will have such voting powers (if any), designations, preferences, rights and qualifications, limitations or restrictions as shall be stated and expressed in the resolution or resolutions providing for such issue adopted by the board of directors of the Financing Subsidiary pursuant to authority vested in it by the provisions of its certificate of incorporation. The foregoing may include rights of conversion or exchange into common stock of Southern or Preferred Securities.


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         Use of Proceeds
         1.12 It is proposed that the proceeds of the Preferred Securities, Debt Securities and Preferred Stock may be utilized to pay dividends to Southern to the extent permitted under applicable state law, to acquire the securities of associate companies in transactions that are exempt from Section 9(a)(1) of the Act pursuant to Rule 52(d), to make capital contributions or open account advances to subsidiaries in transactions that are exempt from Section 12(b) of the Act pursuant to Rule 45(b)(4), to acquire the securities of one or more "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs") or "exempt telecommunications companies" in transactions that are exempt from the application requirements of the Act pursuant to Section 32(g), Section 33(c) or
Section 34(d) of the Act, as applicable, and/or as authorized pursuant to orders of the Commission issued in separate proceedings or as permitted under other rules of general applicability.

Item 2.  Fees, Commissions and Expenses
         The estimated fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions will be supplied by amendment.



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Item 3.  Applicable Statutory Provisions
         Southern considers that Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 12(f), 32 and 33 of the Act and Rules 42, 45, 46 and 53 thereunder are applicable to the proposed transactions.
         Rule 53 provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an "exempt wholesale generator," the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through (a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).
         Southern currently meets all of the conditions of Rule 53(a). At September 30, 1996, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $889.5 million or about 25% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1996 (approximately $3.523 billion). Furthermore, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred.
         Southern further points out that the authorization period requested in this proceeding, i.e., through March 31, 2001, is coterminous with the authorization period previously approved in File No. 70-8789 (concerning the issuance of short-term loan notes and/or commercial paper). Thus, the effect of the Commission's order in this proceeding will not extend or expand upon the exemption granted in the Commission's order dated April 30, 1996 (Holding Co. Act Rel. No. 26501).

Item 4.  Regulatory Approval
         No state commission and no federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.

Item 5.  Procedure

         Southern hereby requests that the Commission's order be issued as soon as the rules allow. Southern hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements
         (a)      Exhibits

             A-1  - Composite   Certificate  of   Incorporation  of  Southern
                    reflecting all amendments thereto through January 5, 1994. (Designated in Registration No. 33-3546 as Exhibit 4(a), in Certificate of Notification, File No. 70-7341, as Exhibit A, and in Certificate of Notification, File No. 70-8181, as Exhibit A.)

             A-2  - By-Laws of Southern as amended  effective October 21, 1991 and presently in effect. (Designated in Form U-1, File No. 70-8181, as Exhibit A-2.)

             A-3  - Certificate of Incorporation of Financing Subsidiary.  (To
                    be filed by amendment.)

             A-4  - By-Laws  of  Financing   Subsidiary.   (To  be  filed  by
                    amendment.)

               B  - None.

               C  - Registration  Statement  pursuant to the Securities Act of
                    1933, as amended. (To be filed by amendment.)

               D  - None.

               E  - None.

               F  - Opinion  of  Troutman   Sanders  LLP.  (To  be  filed  by
                    amendment.)

               G  - Form of Notice.

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         Exhibits heretofore filed with the Securities and Exchange Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.
         Condensed balance sheet of Southern at June 30, 1996. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1996, File no. 1-3526.)
         Statements of income and cash flows of Southern for the six months ended June 30, 1996. (Designated in Southern's Form 10-Q for the quarter ended June 30, 1996, File no. 1-3526.)

Item 7.  Information as to Environmental Effects
         a) In light of the nature of the proposed transactions as described in
Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 18, 1996             THE SOUTHERN COMPANY



                                    By: /s/Tommy Chisholm
                                           Tommy Chisholm
                                           Secretary